Exhibit 99.5

SHAREHOLDERS’ AGREEMENT

relating to

CAPITAL CLEAN ENERGY CARRIERS CORP.

By and among

CAPITAL CLEAN ENERGY CARRIERS CORP.

and

CAPITAL MARITIME & TRADING CORP.

CAPITAL GAS CORP.

CAPITAL GP L.L.C.

Dated [•], 2024

THIS SHAREHOLDERS’ AGREEMENT (as amended, modified, or supplemented from time to time in accordance with its terms, this “Agreement”) is executed on [•] 2024, between Capital Clean Energy Carriers Corp., a Marshall Islands corporation (the “Corporation”), Capital Maritime & Trading Corp., a Marshall Islands corporation (“Capital Maritime”), Capital Gas Corp., a Marshall Islands corporation (“Capital Gas”) and Capital GP L.L.C., a Marshall Islands limited liability company (together with Capital Maritime and Capital Gas, the “Shareholders”). Certain terms used in this Agreement are defined in Section 1.2.

WHEREAS, on [•], 2024, the Corporation converted from a Marshall Islands limited partnership to a Marshall Islands corporation (the “Conversion”);

WHEREAS, following the Conversion, the Corporation has an issued and outstanding share capital of [•] Common Shares and zero Preferred Shares, of which an aggregate of [•] Common Shares are beneficially owned by the Shareholders as of the date of this Agreement; and

WHEREAS, in connection with the Conversion, the parties hereto desire to provide for certain governance rights and other matters with respect to the Corporation upon the effectiveness of this Agreement.

NOW, THEREFORE, in consideration of the mutual promises, representations, warranties, covenants and conditions set forth in this Agreement, and other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties hereby agree as follows:

Article I

Definitions and Interpretation

Section 1.1 Certain Matters of Construction. In addition to the definitions referred to or set forth below in this Article I.

(a) The words “hereof,” “herein,” “hereunder” and words of similar import shall, unless the context requires otherwise, refer to this Agreement as a whole and not to any particular Section or provision of this Agreement, and reference to a particular Section of this Agreement shall include all subsections thereof;

(b) The words “include,” “includes” and “including” are deemed to be followed by the words “without limitation”;

(c) References to Sections and Articles refer to Sections and Articles of this Agreement;

(d) Definitions shall be equally applicable to both nouns and verbs and the singular and plural forms of the terms defined; and

(e) The masculine, feminine and neuter genders shall each include the others.

Section 1.2 Definitions. For the purposes of this Agreement, the following terms shall have the following meanings:

(a) “Affiliate” shall mean, with respect to any Person, an “affiliate” as defined in Rule 405 of the regulations promulgated under the Securities Act of 1933, as amended; provided, that, for purposes of this Agreement, the Corporation and its Subsidiaries shall not be Affiliates of any member of the Shareholder Group (and vice versa).

(b) “Agreement” shall have the meaning as set forth in the preamble to this Agreement.

(c) “Articles of Incorporation” shall mean the Corporation’s articles of incorporation dated as of [•], 2024, as they may be amended and/or restated from time to time.

(d) “Board” or “Board of Directors” shall mean the Board of Directors of the Corporation as the same shall be constituted from time to time.

(e) “Common Shares” shall mean the Corporation’s common shares, par value $0.01 per share, and shall also include any common stock of the Corporation hereafter authorized and any capital stock of the Corporation of any other class hereafter authorized which does not have a preference as to dividends or distribution of assets in liquidation over any other class of capital stock of the Corporation.

(f) “Confidential Information” shall mean all confidential information concerning the Corporation or its Subsidiaries (including with respect to the financial condition, business, operations or prospects of the Corporation or its Subsidiaries) in the possession of or furnished to the Shareholder Group (including by virtue of its present or former right to nominate director(s) to the Board).

(g) “Conflicts Committee” shall mean the conflicts committee of the Board of Directors of the Corporation.

(h) “Corporation” shall have the meaning as set forth in the preamble to this Agreement.

(i) “Governmental Entity” shall mean any nation or government, any state, municipality or other political subdivision thereof and any entity, body, agency, commission, department, board, bureau or court, whether domestic, foreign, multinational, or supranational, exercising executive, legislative, judicial, regulatory, self-regulatory or administrative functions of or pertaining to government and any executive official thereof.

(j) “Independent Director” shall have the meaning set forth in Rule 5605(a)(2) of the Nasdaq Listing Rules or any successor rules of the Nasdaq Stock Market or the rules of any other U.S. national securities exchange upon which the Common Shares are listed that is the primary trading market for the Common Shares.

(k) “Joinder Agreement” shall mean a joinder agreement substantially in the form of Annex I attached hereto or such other form as may be agreed by the Corporation.

(l) “Nominating Committee” shall mean the nominating committee of the Board of Directors of the Corporation.

(m) “Permitted Transfer” shall mean a transfer of Shares by any member of the Shareholder Group to any Affiliate of such member of the Shareholder Group. If at any time after a Permitted Transfer, a transferee ceases to be a Permitted Transferee of the Shareholder Group, then notwithstanding anything to the contrary in this Agreement and without affecting any other provision of this Agreement requiring termination of any rights in favor of any party to this Agreement, the provisions of Article II (other than Section 2.2) shall terminate as to such transferee. No transfer shall be a Permitted Transfer if such transfer conflicts with or results in any violation of a judgment, order, decree, statute, law, ordinance, rule, or regulation.

(n) “Permitted Transferee” shall mean any Person who shall have acquired and who shall hold Shares pursuant to a Permitted Transfer.

(o) “Person” shall mean any individual, corporation, partnership, limited liability company, association, trust, joint venture, unincorporated organization or entity, or any government, governmental department or agency or political subdivision thereof.

(p) “Preferred Shares” shall mean any one or more series of the Corporation’s preferred shares, par value $0.01 per share, which may be issued by the Board of Directors from time to time.

(q) “Registration Rights Agreement” shall mean the Registration Rights Agreement of the Corporation, by and among the Corporation, the Shareholders and Yoda PLC, dated as of the date hereof, as amended, restated, supplemented or otherwise modified from time to time.

(r) “Representatives” shall have the meaning as set forth in Section 2.2.

(s) “Shareholder Group” shall mean the Shareholders and their respective Permitted Transferees (excluding the Corporation and its Subsidiaries) and only for so long as such Permitted Transferee is a holder of Shares.

(t) “Shareholder Group Director” shall have the meaning as set forth in Section 2.1(a).

(u) “Shareholder Group Nominee” shall have the meaning set forth in Section 2.1(a).

(v) “Shares” shall mean (i) Common Shares beneficially owned by the Shareholder Group from time to time or (ii) securities of the Corporation or its Subsidiaries issued in exchange for, upon reclassification of, or as a dividend or distribution in respect of, the foregoing.

(w) “Subsidiary” with respect to any entity shall mean any corporation, limited liability company, company, firm, association, trust or other entity of which such first entity, at the time in respect of which such term is used, (i) owns directly or indirectly more than 50% of the equity, membership interest, or beneficial interest, on a consolidated basis, or (ii) owns directly or controls with power to vote, directly or indirectly through one or more Subsidiaries, shares of the equity, membership interest, or beneficial interest having the power to elect more than 50% of the directors, trustees, managers, or other officials having powers analogous to that of directors of a corporation. Unless otherwise specifically indicated, when used herein the term Subsidiary shall refer to a direct or indirect Subsidiary.

Article II

Corporate Governance

Subject to the provisions of Section 3.6 hereof relating to the termination of certain provisions of this Agreement, the following covenants and conditions shall apply.

Section 2.1 Board of Directors.

(a) Director Nomination Rights. The Shareholder Group shall have the rights set forth below to designate individuals for nomination to the Board. Each individual who is designated by the Shareholder Group pursuant to this Agreement and the Articles of Incorporation and who is thereafter elected to serve as a director of the Corporation shall be referred to herein as a “Shareholder Group Director.”

(i) Number of Shareholder Group Directors. In connection with each annual meeting of shareholders, the Shareholder Group shall have the right to designate (i) until the date on which the Shares cease to be at least 25% of the then outstanding Common Shares, three individuals for nomination to the Board who shall be reasonably acceptable to the Nominating Committee, (ii) thereafter, until the date on which the Shares cease to be at least 15% of the then outstanding Common Shares, two individuals for nomination to the Board who shall be reasonably acceptable to the Nominating Committee, and (iii) thereafter, until the date on which the Shares cease to be at least 5% of the then outstanding Common Shares, one individual for nomination to the Board who shall be reasonably acceptable to the Nominating Committee (any individual so nominated, a “Shareholder Group Nominee”). In the event that at any time there are a greater number of Shareholder Group Directors on the Board than the number of Shareholder Group Nominees that the Shareholder Group shall then have a right to designate in connection with each annual meeting of shareholders in accordance with the foregoing, at the request of the Nominating Committee, the Shareholder Group shall use its best efforts to cause such number of Shareholder Group Directors to resign from the Board so that, after giving effect to such resignation(s), the number of Shareholder Group Directors on the Board will not exceed the number of Shareholder Group Nominees that the Shareholder Group shall then have a right to designate in connection with each annual meeting of shareholders in accordance with the foregoing. In the event that at any time there are a smaller number of Shareholder Group Directors on the Board than the number of Shareholder Group Nominees that the Shareholder Group shall then have a right to designate in connection with each annual meeting of shareholders in accordance with the foregoing, the Shareholder Group shall have the right to designate such number of individuals for nomination to the Board who shall be reasonably acceptable to the Nominating Committee so that, if such individuals are elected to serve as directors of the Corporation, the number of Shareholder Group Directors on the Board will equal the number of Shareholder Group Nominees that the Shareholder Group shall then have a right to designate in connection with each annual meeting of shareholders in accordance with the foregoing.

(ii) Initial Shareholder Group Directors. Initially, the three Shareholder Group Directors are Gerasimos “Jerry” Kalogiratos, Gurpal Grewal and Atsunori Kozuki.

(b) Election of Shareholder Group Nominees. For so long as the Shareholder Group has the right to nominate at least one Shareholder Group Nominee pursuant to Section 2.1(a)(i), the Corporation shall include, and shall cause the Nominating Committee to include, any such Shareholder Group Nominee in the slate of nominees recommended by the Nominating Committee.

(c) Nomination Committee. For so long as the Shareholder Group has the right to nominate at least one Shareholder Group Nominee pursuant to Section 2.1(a)(i), the Shareholder Group shall not, and shall use its best efforts to cause its Affiliates not to, designate individuals for nomination to the Board (nor participate in nominating, nor encourage any other Person to recommend or propose for nomination, any individuals to the Board) other than pursuant to its rights under Section 2.1(a)(i) or otherwise with the approval of the Nominating Committee. In the event that an Affiliate of the Shareholder Group takes any of the foregoing actions notwithstanding the Shareholder Group’s best efforts, the Shareholder Group shall vote its Shares with respect to those nominees as directed by the Nominating Committee.

(d) Other Board Matters. The Shareholder Group agrees and acknowledges the following (and shall not take any action inconsistent with the following): (i) for so long as the Shareholder Group has the right to nominate at least one Shareholder Group Nominee pursuant to Section 2.1(a)(i), the size of the Board shall be eight, (ii) the Board shall maintain a Nominating Committee comprised of three members selected by the Board, of which two shall be Independent Directors and one shall be a Shareholder Group Director (whether or not an Independent Director), (iii) the Board shall have a Chairperson who is, unless otherwise determined by the Board, an Independent Director, and (iv) subject to Section 2.1 and applicable law, the Nominating Committee shall have the sole authority to determine all of the individuals to be appointed or nominated to the Board by or on behalf of the Board (provided that the Nominating Committee shall not select an individual to be so appointed or nominated if, after giving effect to the appointment or election of such individual to the Board, the Board will not consist of a majority of Independent Directors) and the Board shall appoint or nominate as applicable the individuals determined by the Nominating Committee.

Section 2.2 Confidentiality. The Shareholder Group agrees that it will, and will use its best efforts to cause its Representatives to, keep confidential and not disclose any Confidential Information; provided, that the Shareholder Group and its Representatives may disclose Confidential Information (a) to the Shareholder Group’s Affiliates and such Affiliates’ directors, officers, employees, agents, stockholders, attorneys, accountants, consultants, insurers, financing sources and other advisors in connection with or related to the Shareholder Group’s investment in the Corporation or in the ordinary course of business (the Persons referenced in the foregoing, collectively, “Representatives”) or to the Shareholder Group and its Representatives; provided, that the Shareholder Group agrees to be responsible for any breaches of this Section 2.2 by the Shareholder Group’s Representatives, (b) to the extent the Shareholder Group or any of its Representatives is required or compelled to disclose any such Confidential Information by judicial or administrative process or by other requirements of law, rule, regulation, judgment, order, or decree or stock exchange rule or to the extent advised by outside counsel in connection with a proceeding brought by a Governmental Entity that it is advisable to do so, (c) as required in connection with any legal or other proceeding by one party to this Agreement against another party to this Agreement or in respect of claims by one party to this Agreement against another party to this Agreement brought in a proceeding, (d) as necessary in order to permit the Shareholder Group to prepare and disclose its financial statements in connection with any regulatory or tax filings, (e) as necessary for the Shareholder Group to enforce its rights or perform its obligations under this Agreement, the Registration Rights Agreement or the Articles of Incorporation, (f) to other Persons in connection with their evaluation of, and negotiating and consummating, a potential strategic transaction or a purchase of Shares from a member of the Shareholder Group, to the extent reasonably necessary in connection therewith, provided an appropriate and customary confidentiality agreement has been entered into with the Person receiving such Confidential Information, or (g) as the Corporation may otherwise consent in writing (with the approval of the Conflicts Committee). Notwithstanding the foregoing, in the event that any demand or request for disclosure of Confidential Information is made or any disclosure of Confidential Information is otherwise required by law, rule, regulation, judgment, order, or decree pursuant to clauses (b), (c), or (e) above, the Shareholder Group shall promptly notify the Corporation of the existence of such request, demand or disclosure requirement (to the extent permissible by applicable law, rule, regulation, judgment, order, or decree) and shall provide the Corporation with a reasonable opportunity to seek an appropriate protective order or other remedy, with which the Shareholder Group shall cooperate in obtaining (at the Corporation’s expense) to the extent reasonably practicable. In the event that such appropriate protective order or other remedy is not obtained, the Shareholder Group shall, and shall use its best efforts to cause its Representatives to, furnish only that portion of the Confidential Information that is legally required to be disclosed and take commercially reasonable steps to ensure that confidential treatment is accorded to such Confidential Information.

Article III

Miscellaneous

Section 3.1 Remedies. The parties to this Agreement acknowledge and agree that the covenants of the Corporation and the Shareholder Group set forth in this Agreement may be enforced in equity by a decree requiring specific performance. In the event of a breach of any provision of this Agreement, the aggrieved party will be entitled to institute and prosecute a proceeding to enforce specific performance of such provision, as well as to obtain damages for breach of this Agreement. Such remedies shall be cumulative and nonexclusive and shall be in addition to any other rights and remedies the parties may have under this Agreement or otherwise. For avoidance of doubt, the Conflicts Committee shall be entitled to direct the enforcement of the Corporation’s rights under this Agreement on behalf of the Corporation.

Section 3.2 Entire Agreement; Amendment; Waiver. This Agreement, the Registration Rights Agreement, the Articles of Incorporation and the Corporation’s bylaws, as in effect from time to time, set forth the entire understanding of the parties, and supersede all prior agreements and all other arrangements and communications, whether oral or written, with respect to the subject matter hereof and thereof. This Agreement may be amended, modified, supplemented, restated or terminated upon the prior written consent of each of the Corporation (with the approval of the Conflicts Committee) and the Shareholder Group in accordance with Section 3.17. Notwithstanding any provisions to the contrary contained herein, any party (in the case of the Corporation, with the approval of the Conflicts Committee) may waive (in writing) any rights to which such party is entitled to benefits under this Agreement. No waiver of, or consent to, any departure from any provision of this Agreement shall be effective unless signed in writing by the party entitled to the benefit thereof.

Section 3.3 Severability. It is the desire and intent of the parties that the provisions of this Agreement be enforced to the fullest extent permissible under the laws and public policies applied in each jurisdiction in which enforcement is sought. Accordingly, the invalidity or unenforceability of any particular provision of this Agreement shall not affect the other provisions hereof, and this Agreement shall be construed in all respects as if the invalid or unenforceable provision were omitted. Notwithstanding the foregoing, if such provision could be more narrowly drawn so as not to be invalid or unenforceable in such jurisdiction, it shall, as to such jurisdiction, be so more narrowly drawn, without invalidating the remaining provisions of this Agreement or affecting the validity or enforceability of such provision in any other jurisdiction.

Section 3.4 Notices. All notices, requests, demands, claims and other communications hereunder will be in writing as set forth below:

if to the Corporation:

Capital Clean Energy Carriers Corp.

3 Iasonos Street

Piraeus, Greece

Facsimile: +30 210 428 4285

Attn: Gerasimos Kalogiratos

E-mail: j.kalogiratos@capitalmaritime.com

with a copy to the Chairman of the Conflicts Committee:

To the physical address, facsimile number or e-mail address on record for the Chairperson of the Conflicts Committee at the Corporation’s principal offices.

with a copy to:

Fried, Frank, Harris, Shriver & Jacobson LLP

One New York Plaza

New York, NY 10004

USA

Attn: Philip Richter; Andrea Gede-Lange

E-mail: philip.richter@friedfrank.com; andrea.gede-lange@friedfrank.com if to the Shareholders:

c/o Capital Ship Management Corp.

3 Iasonos Street

Piraeus, Greece

Facsimile: +30 210 428 4285

Attn: Gerasimos Kalogiratos

E-mail: j.kalogiratos @capitalmaritime.com

with a copy to:

Sullivan & Cromwell LLP

1 New Fetter Lane

London, EC4A 1AN

United Kingdom

Attn: Richard A. Pollack

E-mail: pollackr@sullcrom.com

Notices and other communications sent (a) by hand or overnight courier service shall be deemed to have been given one business day after being sent, (b) by certified or registered mail, shall be deemed to have been given three business days after being sent, or (c) by facsimile or electronic mail shall be deemed to have been given when sent (except that, if not given during normal business hours for the recipient, shall be deemed to have been given at the opening of business on the next business day for the recipient). Any party, to the fullest extent permitted by applicable law, may send any notice, request, demand, claim, or other communication hereunder to the intended recipient at the address set forth above using any other means (including personal delivery, messenger service, ordinary mail, or electronic mail), but no such notice, request, demand, claim, or other communication will be deemed to have been duly given unless and until it actually is received by the intended recipient. Any party may change the address to which notices, requests, demands, claims, and other communications hereunder are to be delivered by giving the other party notice in the manner herein set forth.

Section 3.5 Binding Effect; Assignment. This Agreement shall be binding upon and inure to the benefit of the parties hereto and to their respective successors and permitted assigns; provided, that no right or obligation under this Agreement may be assigned except as expressly provided herein (including in connection with a Permitted Transfer of Shares in accordance herewith), it being understood that (i) the Corporation’s rights and obligations hereunder may be assigned by the Corporation to any corporation or other entity which is the surviving entity in a merger, consolidation or like event involving the Corporation and (ii) the rights and obligations of the Shareholder Group hereunder shall be automatically assigned with respect to any Share that is transferred to a Permitted Transferee thereof if such Permitted Transferee executes a Joinder Agreement and becomes bound to the provisions hereof in connection with any such transfer.

Section 3.6 Termination.

(a) Without affecting any other provision of this Agreement requiring termination of any rights in favor of any party to this Agreement, the provisions of Article II (other than Section 2.2) shall terminate as to the Shareholder Group, when, pursuant to and in accordance with this Agreement, the Shareholder Group and its Affiliates no longer beneficially own Common Shares representing at least 5% of the then outstanding Common Shares.

(b) In addition, the terms of this Agreement shall terminate and be of no further force and effect upon the mutual written consent of all of the parties hereto (in the case of the Corporation, with the approval of the Conflicts Committee). If this Agreement is terminated pursuant to this Section 3.6(b), this Agreement shall become void and of no further force and effect, except for the provisions set forth in this Section 3.6(b) and Section 2.2.

Section 3.7 Recapitalizations, Exchanges, Etc. The provisions of this Agreement shall apply, to the full extent set forth herein with respect to Shares, to any and all shares of capital stock of the Corporation or any successor or permitted assign of the Corporation (whether by merger, consolidation, sale of assets or otherwise) which may be issued in respect of, in exchange for, or in substitution of the Shares, by reason of a stock dividend, stock split, stock issuance, reverse stock split, combination, recapitalization, reclassification, merger, consolidation or otherwise.

Section 3.8 Action Necessary to Effectuate the Agreement. The parties hereto agree to take or cause to be taken all such corporate and other action as may be reasonably necessary to effect the intent and purposes of this Agreement; provided that no party shall be obligated to take any actions or omit to take any actions that would be inconsistent with applicable law.

Section 3.9 No Waiver. No course of dealing and no delay on the part of any party hereto in exercising any right, power or remedy conferred by this Agreement shall operate as waiver thereof or otherwise prejudice such party’s rights, powers and remedies. No single or partial exercise of any rights, powers or remedies conferred by this Agreement shall preclude any other or further exercise thereof or the exercise of any other right, power or remedy.

Section 3.10 Costs and Expenses. Each party shall pay its own costs and expenses incurred in connection with this Agreement, and any and all other documents furnished pursuant hereto or in connection herewith.

Section 3.11 Counterparts. This Agreement may be executed in two or more counterparts each of which shall be deemed an original but all of which together shall constitute one and the same instrument, and all signatures need not appear on any one counterpart.

Section 3.12 Headings. All headings and captions in this Agreement are for purposes of reference only and shall not be construed to limit or affect the substance of this Agreement.

Section 3.13 Third-Party Beneficiaries. Nothing in this Agreement is intended or shall be construed to entitle any Person other than the Corporation (including its successors and permitted assigns) and the Shareholder Group to any claim, cause of action, right or remedy of any kind.

Section 3.14 Governing Law. This Agreement shall be governed by and construed in accordance with the law of the State of Delaware, without giving effect to any choice or conflict of law provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of the laws of any jurisdiction other than State of Delaware.

Section 3.15 Submission to Jurisdiction. Each of the parties irrevocably agrees that any legal action or proceeding with respect to this Agreement and the rights and obligations arising hereunder, or for recognition and enforcement of any judgment in respect of this Agreement and the rights and obligations arising hereunder brought by the other party hereto or its successors or assigns, shall be brought and determined exclusively in the Court of Chancery in the State of Delaware, or if (but only if) that court does not have subject matter jurisdiction over such action or proceeding, in the United States District Court for the District of Delaware. Each of the parties hereby irrevocably submits with regard to any such action or proceeding for itself and in respect of its property, generally and unconditionally, to the personal jurisdiction of the aforesaid courts and agrees that it will not bring any action relating to this Agreement in any court other than the aforesaid courts and to accept service of process in any manner permitted by such courts. Each of the parties hereby irrevocably waives, and agrees not to assert, by way of motion, as a defense, counterclaim or otherwise, in any action or proceeding with respect to this Agreement, (i) any claim that it is not personally subject to the jurisdiction of the above named courts for any reason other than the failure to lawfully serve process, (ii) any claim that it or its property is exempt or immune from jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise) and (iii) to the fullest extent permitted by the applicable law, any claim that (A) the proceeding in such court is brought in an inconvenient forum, (B) the venue of such proceeding is improper or (C) this Agreement, or the subject matter of this Agreement, may not be enforced in or by such courts. TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, EACH OF THE PARTIES HEREBY IRREVOCABLY AND EXPRESSLY WAIVES ALL RIGHT TO A TRIAL BY JURY IN ANY ACTION, PROCEEDING, OR COUNTERCLAIM (WHETHER BASED UPON CONTRACT, TORT, OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.

Section 3.16 Representations and Warranties. Each Shareholder hereby represents and warrants to the Corporation on the date hereof (and in respect of each Person who becomes a party to this Agreement after the date hereof, such Person hereby represents and warrants to each of the other parties to this Agreement on the date of its execution of a Joinder Agreement), with respect to itself, as follows:

(a) Such Person, to the extent applicable, is duly organized or incorporated, validly existing and in good standing under the laws of the jurisdiction of its organization or incorporation, and has all requisite power and authority to conduct its business as it is now being conducted and is proposed to be conducted. Such Person has the full power, authority and legal right to execute, deliver and perform this Agreement. The execution, delivery and performance of this Agreement have been duly authorized by all necessary action, corporate or otherwise, of such Person. This Agreement has been duly executed and delivered by such Person and constitutes its, his or her legal, valid and binding obligation, enforceable against it, him or her in accordance with its terms, subject to applicable bankruptcy, insolvency and similar laws affecting creditors’ rights generally.

(b) The execution and delivery by such Person of this Agreement and the performance by such Person of its, his or her obligations hereunder by such Person does not and will not violate (i) in the case of parties who are not individuals, any provision of its organizational or constituent documents, (ii) any provision of any material agreement to which it, he or she is a party or by which it, he or she is bound or (iii) any law, rule, regulation, judgment, order, or decree to which it, he or she is subject. No notice, consent, waiver, approval, authorization, exemption, registration, license or declaration is required to be made or obtained by such Person in connection with the execution, delivery or enforceability of this Agreement.

(c) Such Person is not currently in violation of any law, rule, regulation, judgment, order, or decree, which violation could reasonably be expected at any time to have a material adverse effect upon such Person’s ability to enter into this Agreement or to perform its, his or her obligations hereunder. There is no pending legal action, suit or proceeding that would materially and adversely affect the ability of such Person to enter into this Agreement or to perform its, his or her obligations hereunder.

Section 3.17 Consents, Approvals and Actions.

(a) If any consent, approval, or action of the Shareholder Group is required at any time pursuant to this Agreement, such consent, approval, or action shall be deemed given if the holders of a majority of the Shares beneficially owned by the Shareholder Group at such time provide such consent, approval, or action in writing at such time.

(b) For purposes of clarity, the operation of this Section 3.17 shall not deprive the Shareholder Group of its rights pursuant to Section 2.1.

Section 3.18 Aggregation of Securities. All securities beneficially owned by members of the Shareholder Group shall be aggregated together for purposes of determining the rights or obligations of the Shareholder Group or the application of any restrictions to the Shareholder Group under this Agreement in which such right, obligation, or restriction is determined by any ownership threshold. The Shareholder Group may allocate the ability to exercise any rights of the Shareholder Group under this Agreement in any manner among members of the Shareholder Group that the Shareholder Group sees fit.

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IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first written above.

CAPITAL MARITIME & TRADING CORP.

By:
Name:
Title:

CAPITAL GAS CORP.

By:
Name:
Title:

CAPITAL GP L.L.C.

By:
Name:
Title:

CAPITAL CLEAN ENERGY CARRIERS CORP.

By:
Name:
Title:

FORM OF JOINDER AGREEMENT

The undersigned is executing and delivering this Joinder Agreement pursuant to that certain Shareholders’ Agreement of [•], dated as of ___________, 2024 (as amended, restated, supplemented, or otherwise modified in accordance with the terms thereof, the “Shareholders’ Agreement”) by and between Capital Clean Energy Carriers Corp., a Marshall Islands corporation (the “Corporation”), and the Shareholders named therein. Capitalized terms used but not defined in this Joinder Agreement shall have the respective meanings ascribed to such terms in the Shareholders’ Agreement.

By executing and delivering this Joinder Agreement to the Shareholders’ Agreement, the undersigned hereby adopts and approves the Shareholders’ Agreement and agrees, effective commencing on the date hereof and as a condition to the undersigned’s becoming the transferee of Shares, to become a party to, and to be bound by and comply with the provisions of, the Shareholders’ Agreement applicable to the Shareholders, in the same manner as if the undersigned were an original signatory to the Shareholders’ Agreement.

The undersigned hereby represents and warrants that, pursuant to this Joinder Agreement and the Shareholders’ Agreement, it is a Permitted Transferee of the applicable Shareholder and will be the beneficial owner of ________ Common Shares of the Corporation as of the date hereof. The undersigned further represents and warrants to each of the other parties to the Shareholders’ Agreement that the representations and warranties set forth in Section 3.16 of the Shareholders’ Agreement, with respect to the undersigned, are true and correct on the date hereof. The undersigned hereby covenants and agrees that it will take all such actions as required of a Permitted Transferee as set forth in the Shareholders’ Agreement. The undersigned acknowledges that if at any time after the date hereof the undersigned ceases to be a Permitted Transferee of the applicable Shareholder, then notwithstanding anything to the contrary in this Joinder Agreement and the Shareholders’ Agreement, without affecting any other provision thereof requiring termination of any rights in favor of any party thereto, the provisions of Article II (other than Section 2.2) of the Shareholders’ Agreement shall terminate as to the undersigned.

The undersigned acknowledges and agrees that Section 3.1, Section 3.14, and Section 3.15 of the Shareholders’ Agreement are incorporated herein by reference, mutatis mutandis.

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Accordingly, the undersigned has executed and delivered this Joinder Agreement as of the ____ day of ____________, _____.

Signature

Printed Name

Address

Telephone

Email